Exhibit 2
                             Stockholders Agreement


                                        January 20, 2005


To Rexahn, Corp:

        Re:   Merger of CRS Merger Sub, Inc. and Rexahn, Corp
              ------------------------------------------------
Dear Sirs:

              The undersigned, the owner of shares of common stock, par value $.0001 per share (the "Company Common Stock"), of Corporate Road Show.Com, Inc., a New York corporation (the "Company"), understands that, pursuant to the Agreement and Plan of Merger dated as of January 20, 2005 (the "Merger Agreement") by and among the Company, CRS Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), CRS Delaware, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("CRS Delaware"), and Rexahn, Corp, a Maryland corporation ("Rexahn"), Merger Sub will merge with and into Rexahn (the "Merger"), with Rexahn as the surviving corporation. As a condition to its willingness to approve the terms of and to enter into the Merger Agreement, Rexahn has required that the undersigned deliver this letter (this "Letter").

              In recognition of the benefits that the Merger will confer upon the undersigned as a stockholder of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees that he, she or it will vote, or cause to be voted, all of the shares of Company Common Stock owned by the undersigned (and any and all securities issued or issuable in respect thereof) which the undersigned is entitled to vote, at any meeting of stockholders of the Company or at any adjournment or postponement thereof or in connection with any other action, including action by written consent, (x) in favor of the transactions contemplated by the Merger Agreement (including, but not limited to, the 1-for-100 reverse stock split, the reincorporation of the Company as a Delaware corporation and the name change of the Company to "Rexahn Pharmaceuticals, Inc.") and (y) against any action or proposal that could reasonably be expected to result in the failure to satisfy any of the conditions to the obligations of the parties in the Merger Agreement with respect to the Merger or otherwise prevent, interfere with or delay the consummation of the Merger. Furthermore, the undersigned agrees that he, she or it will not (i) sell, assign, pledge or otherwise transfer or dispose of any shares of Company Common Stock owned by the undersigned or create or suffer to exist any lien, charge or encumbrance upon any shares of Company Common Stock owned by the undersigned, (ii) agree or consent to relinquish or limit any right which the undersigned has or may exercise to vote or to direct the manner of voting of any shares of Company Common Stock or (iii) enter into any agreement, commitment or arrangement by which any other person or entity would acquire any right to vote or to direct the manner of voting any shares of Company Common Stock owned by the undersigned.

              The obligations under this Letter will terminate upon the earlier to occur of (i) the conclusion of the meeting of the Company's stockholders called to vote on the transactions contemplated by the Merger Agreement (including, but not limited to, the 1-for-100 reverse stock split, the reincorporation of the Company as a Delaware corporation and the name change of the Company to "Rexahn Pharmaceuticals, Inc.") and any adjournment thereof or
(ii) the termination of the Merger Agreement in accordance with its terms.

              This Letter shall apply to the undersigned in his, her or its capacity as a stockholder of the Company.


                                                     Very truly yours,

                                                     /s/ Sung Sook Park
                                                     -------------------
                                                     Sung Sook Park